EXHIBIT 1

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

CI Investments Inc. and Assante Capital Management Ltd. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the securities of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

CI Investments Inc.

By: _____ /s/ William Chinkiwsky_____
Name: William Chinkiwsky
Title: SVP, CI Enterprise Compliance & CCO, CI Investments Inc.

Date: May 14, 2025

Assante Capital Management Ltd.

By: _____ /s/ Yvette Zhang_____
Name: Yvette Zhang
Title: SVP, Finance, Assante Corporate

Date: May 14, 2025